Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
Earnings:
Pre-tax income (loss) from continuing operations	$(152,654)	$(7,204)	$58,946	$(27,788)	$(299,958)	$(241,728)	$(75,024)
Add: Fixed charges	60,988	57,542	66,610	74,240	107,441	32,603	29,813
Less: Minority interest	381	452	347	446	132	1,556	248
Less: Equity investment	(249)	(412)	(2,678)	(3,225)	—	—	(249)

Total earnings before fixed charges	$(91,798)	$50,298	$127,887	$49,231	$(192,649)	$(210,681)	$(45,210)

Fixed charges:
Interest expense	53,440	50,526	60,733	68,303	100,700	27,487	26,023
Accretion on debt discount	—	—	—	—	—	1,566	—
Estimated interest component of rent expense	7,548	7,016	5,877	5,937	6,741	3,550	3,790

Total fixed charges	$60,988	$57,542	$66,610	$74,240	$107,441	$32,603	$29,813

Shortage	$152,786	$7,244	N/A	$25,009	$300,090	$243,284	$75,023
Ratio of earnings to fixed charges(1)	<1	<1	1.92	<1	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.